UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended May 31, 2003

Commission File Number: 000-31076

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC Canada V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated June 13, 2002

99.2	News Release dated August 15, 2002

99.3	News Release dated September 17, 2002

99.4	News Release dated September 23, 2002

99.5	Audited Financial Statements for the Fiscal Year Ended May 31, 2002

99.6	Interim MD&A for the Period Ended May 31, 2002

99.7	News Release dated October 22, 2002

99.8	Interim Financial Statements for the Period Ended August 31, 2002

99.9	Interim MD&A for the Period Ended August 31, 2002

99.10	News Release dated November 25, 2002

99.11	News Release dated December 10, 2002

99.12	Annual Information Form for the Fiscal Year Ended May 31, 2002

99.13	News Release dated December 10, 2002

99.14	News Release dated December 11, 2002

99.15	News Release dated December 16, 2002

99.16	News Release dated December 17, 2002

99.17	News Release dated December 19, 2002

99.18	Notice of the January 2003 AGM

99.19	Information Circiular for the January 2003 AGM

99.20	Form of Proxy for the January 2003 AGM

99.21	News Release dated January 7, 2003

99.22	Interim Financial Statements for the Period Ended November 30, 2002

99.23	Interim MD&A for the Period Ended November 30, 2002

99.24	Amended Interim Financial Statements for the Period Ended November 30, 2002

99.25	News Release dated February 3, 2003

99.26	News Release dated February 20, 2003

99.27	News Release dated February 26, 2003

99.28	News Release dated March 4, 2003

99.29	News Release dated March 6, 2003

99.30	News Release dated March 19, 2003

99.31	News Release dated March 28, 2003

99.32	News Release dated March 31, 2003

99.33	News Release dated April 24, 2003

99.34	Interim Financial Statements for the Period Ended February 28, 2003

99.35	Interim MD&A for the Period Ended February 28, 2003

99.36	News Release dated May 6, 2003

99.37	News Release dated May 26, 2003

99.38	News Release dated May 28, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teryl Resources Corp.
(Registrant)

Date: August 1, 2007	By:	/s/ John Robertson

John Robertson
	Title:	President